Microsoft Word 10.0.3416;REF 77D
Real Estate Fund, Inc.

The principal investment strategy of the fund was changed from investing "at least 80% of total assets in the equity securities of real estate companies" to investing "at least 80% of net assets in the equity securities of real estate companies."